FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO ACQUIRE AMP BANK LIMITED'S NEW ZEALAND RETAIL MORTGAGE ASSETS AND DEPOSITS

HSBC has today agreed to purchase the New Zealand retail banking portfolio of AMP Bank Limited for NZ$27 million (US$15 million). The purchase involves the acquisition of approximately 25,000 customer accounts, including NZ$1.9 billion of mortgages and, subject to transfer arrangements, NZ$390 million of deposits.

An agreement has also been reached with AMP to distribute HSBC's range of retail banking products and services through AMP's advisor network in New Zealand.

The assets acquired include NZ$149 million in mortgages with mixed residential and commercial characteristics, where the credit risk is retained by AMP. These loans are subject to put and call options between HSBC and AMP.

Mr Stuart Davis, Chief Executive Officer of HSBC in Australasia, said: "The acquisition of AMP's retail portfolio complements our growing retail franchise. It substantially increases HSBC's mortgage and deposit business in New Zealand and will enable us to accelerate our retail growth plans and deepen our product offerings, providing an ideal springboard for future growth. This is an exciting new phase for our business which significantly increases HSBC's distribution capability in New Zealand and ensures that AMP customers will receive market leading banking products."

This acquisition is consistent with HSBC's strategic growth plans for Australasia and follows the acquisitions of NRMA Building Society and the corporate banking and trade finance portfolio of State Street Bank in Australia. HSBC will work closely with AMP to complete the sale and transfer of the portfolios by 31 May 2003.

Notes to editors:

1. HSBC in Australia and New Zealand

In Australasia, the HSBC Group offers an extensive range of financial services through a network of 46 branches and offices. These services include personal and commercial financial services, trade finance, non-advisory stockbroking, treasury and financial markets, funds management, investment advisory and securities custody. The principal HSBC Group member operating in New Zealand is The Hongkong and Shanghai Banking Corporation Limited.

2. The HSBC Group

Headquartered in London, HSBC operates through long-established businesses in five regions: Europe, Hong Kong, the rest of Asia-Pacific, the Middle East and Africa, North America and South America. With over 9,500 offices in 80 countries and territories and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

3. About AMP

AMP is an international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in about 20 markets around the world with key markets in Australia, New Zealand and the UK. AMP has more than 11,000 people worldwide and manages assets of around A$265 billion.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 14, 2003